SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  -------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One):

|X|  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [FEE REQUIRED].
For the fiscal year ended December 31, 1996

                                       OR

|_| TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the transition period from __________ to __________

Commission file number    1-724

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Phillips-Van Heusen Corporation (Crystal Brands Division) Associates Investment Plan

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Phillips-Van Heusen Corporation, 1290 Avenue of the Americas, New York, New York 10104

                              Financial Statements
                           and Supplemental Schedules

                          Associates Investment Plan of
                         Phillips-Van Heusen Corporation
                           (Crystal Brands Division),
                        formerly the Voluntary Investment
                          Plan of Crystal Brands, Inc.

                     Years ended December 31, 1996 and 1995
                       with Report of Independent Auditors

                            [LOGO] Ernst & Young LLP

                          Associates Investment Plan of
                         Phillips-Van Heusen Corporation
                           (Crystal Brands Division),
                        formerly the Voluntary Investment
                          Plan of Crystal Brands, Inc.

                              Financial Statements
                           and Supplemental Schedules

                     Years ended December 31, 1996 and 1995

                                    Contents

Report of Independent Auditors.............................................    1

Financial Statements

Statements of Net Assets Available for Benefits as of
   December 31, 1996 and 1995..............................................    2
Statement of Changes in Net Assets Available for Benefits for
   the Year ended December 31, 1996........................................    4
Notes to Financial Statements .............................................    5

Supplemental Schedules

Assets Held for Investment Purposes as of December 31, 1996................   16
Reportable Transactions for the Year ended December 31, 1996...............   17

                       [Letterhead Of Ernst & Young LLP]

                         Report of Independent Auditors

Administrative Committee of the Plan
Associates Investment Plan of
Phillips-Van Heusen Corporation
(Crystal Brands Division)
New York, New York

We were engaged to audit the accompanying financial statements and supplemental schedules of the Associates Investment Plan of Phillips-Van Heusen Corporation (Crystal Brands Division), formerly the Voluntary Investment Plan of Crystal Brands, Inc. (the "Plan"), as of December 31, 1996 and 1995, and for the year then ended, as listed in the table of contents. These financial statements and schedules are the responsibility of the Plan's management.

As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, the plan administrator instructed us not to perform, and we did not perform, any auditing procedures with respect to the investment information summarized in Note D, which was certified by the State Street Bank and Trust Company, the trustee of the Plan, except for comparing such information with the related information included in the financial statements and supplemental schedules. We have been informed by the plan administrator that the trustee holds the Plan's investment assets and executes investment transactions. The plan administrator has obtained a certification from the trustee as of and for the years ended December 31, 1996 and 1995, that the information provided to the plan administrator by the trustee is complete and accurate.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the accompanying financial statements and schedules taken as a whole. The form and content of the information included in the financial statements and schedules, other than that derived from the information certified by the trustee, have been audited by us in accordance with generally accepted auditing standards and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

As discussed in Note C to the financial statements, the Plan's investments include interest contracts with insurance companies that have been placed into conservatorship. Although rehabilitation plans have been approved by the courts, the ultimate recoverability of these investments is uncertain, and the resulting loss, if any, cannot presently be determined.


                                          /s/ Ernst & Young LLP

New York, New York
June 13, 1997

                          Associates Investment Plan of
                         Phillips-Van Heusen Corporation
                           (Crystal Brands Division),
                        formerly the Voluntary Investment
                          Plan of Crystal Brands, Inc.

                 Statement of Net Assets Available for Benefits

                                December 31, 1996


                                                                                                                     Money
                                                       Bond        Balanced        Equity       International       Market
                                                       Fund          Fund           Fund            Fund             Fund
-----------------------------------------------------------------------------------------------------------------------------------
Assets
Investments (Notes B and D)
 Shares of registered
   investment companies:
     Fidelity Intermediate Bond Fund                 $ 336,943
     Fidelity Puritan Fund                                        $ 1,637,087
     Fidelity Growth & Income Portfolio                                          $ 2,244,709
     Templeton Foreign Fund                                                                     $  512,697
  Short-term investments                                                                                          $ 2,727,133
  Common stock - Employer Company
  Interest contracts:
     Non-performing (Note C)
  Participant loans receivable
                                                   --------------------------------------------------------------------------------
Total investments                                      336,943      1,637,087      2,244,709       512,697          2,727,133

Receivables:
  Accrued interest and dividends                                                                                       12,251
                                                   --------------------------------------------------------------------------------
Total assets                                           336,943      1,637,087      2,244,709       512,697          2,739,384
                                                   --------------------------------------------------------------------------------
Net assets available for benefits                    $ 336,943    $ 1,637,087    $ 2,244,709    $  512,697        $ 2,739,384
                                                   ================================================================================

                                                                              Fixed Income Fund
                                                     Phillips-Van      ------------------------------
                                                     Heusen Corp.          Regular             Tax
                                                     Common Stock         Investment       Deductible  Participant
                                                         Fund                Fund             Fund        Loans            Total
------------------------------------------------------------------------------------------------------------------------------------
Assets
Investments (Notes B and D)
 Shares of registered
   investment companies:
     Fidelity Intermediate Bond Fund                                                                                   $     336,943
     Fidelity Puritan Fund                                                                                                 1,637,087
     Fidelity Growth & Income Portfolio                                                                                    2,244,709
     Templeton Foreign Fund                                                                                                  512,697
  Short-term investments                                                                                                   2,727,133
  Common stock - Employer Company                      $  616,299                                                            616,299
  Interest contracts:
     Non-performing (Note C)                                            $ 4,351,464         $     --                       4,351,464
  Participant loans receivable                                                                         $ 168,917             168,917
                                                     -------------------------------------------------------------------------------
Total investments                                         616,299         4,351,464               --     168,917          12,595,249

Receivables:
  Accrued interest and dividends                                                                                              12,251
                                                   ---------------------------------------------------------------------------------
Total assets                                              616,299         4,351,464               --     168,917          12,607,500
                                                   ---------------------------------------------------------------------------------
Net assets available for benefits                      $  616,299       $ 4,351,464         $     --   $ 168,917       $  12,607,500
                                                   =================================================================================


See notes to financial statements.

                          Associates Investment Plan of
                         Phillips-Van Heusen Corporation
                           (Crystal Brands Division),
                        formerly the Voluntary Investment
                          Plan of Crystal Brands, Inc.

                 Statement of Net Assets Available for Benefits

                                December 31, 1995


                                                                                                                     Money
                                                       Bond        Balanced        Equity       International       Market
                                                       Fund          Fund           Fund            Fund             Fund
-----------------------------------------------------------------------------------------------------------------------------------
Assets
Investments (Notes B and D)
 Shares of registered
   investment companies:
     Fidelity Intermediate Bond Fund                 $ 386,205
     Fidelity Puritan Fund                                        $ 1,548,581
     Fidelity Growth & Income Portfolio                                          $ 1,907,185
     Templeton Foreign Fund                                                                     $  541,012
  Short-term investments                                                                                          $ 3,998,085
  Common stock - Employer Company
  Interest contracts:
     Non-performing (Note C)
  Participant loans receivable
                                                   ---------------------------------------------------------------------------------
Total investments                                      386,205      1,548,581      1,907,185       541,012          3,998,085

Receivables:
  Accrued interest and dividends                         1,906                                                         23,491
                                                   ---------------------------------------------------------------------------------
Total assets                                           388,111      1,548,581      1,907,185       541,012          4,021,576

Liabilities
Payable for investments purchased
                                                   ---------------------------------------------------------------------------------
Net assets available for benefits                    $ 388,111    $ 1,548,581    $ 1,907,185    $  541,012        $ 4,021,576
                                                   =================================================================================

                                                                              Fixed Income Fund
                                                     Phillips-Van      ------------------------------
                                                     Heusen Corp.          Regular             Tax
                                                     Common Stock         Investment       Deductible  Participant
                                                         Fund               Fund              Fund        Loans            Total
------------------------------------------------------------------------------------------------------------------------------------
Assets
Investments (Notes B and D)
 Shares of registered
   investment companies:
     Fidelity Intermediate Bond Fund                                                                                   $     386,205
     Fidelity Puritan Fund                                                                                                 1,548,581
     Fidelity Growth & Income Portfolio                                                                                    1,907,185
     Templeton Foreign Fund                                                                                                  541,012
  Short-term investments                               $  143,947                                                          4,142,032
  Common stock - Employer Company                         190,923                                                            190,923
  Interest contracts:
     Non-performing (Note C)                                            $ 4,571,600         $  2,462                       4,574,062
  Participant loans receivable                                                                         $ 209,838             209,838

                                                       -----------------------------------------------------------------------------
Total investments                                         334,870         4,571,600            2,462     209,838          13,499,838

Receivables:
  Accrued interest and dividends                              137                45                                           25,579
                                                       -----------------------------------------------------------------------------

Total assets                                              335,007         4,571,645            2,462     209,838          13,525,417

Liabilities
Payable for investments purchased                         143,448                                                            143,448
                                                       -----------------------------------------------------------------------------
Net assets available for benefits                      $  191,559       $ 4,571,645         $  2,462   $ 209,838       $  13,381,969
                                                       =============================================================================


See notes to financial statements.

                         Associates Investments Plan of
                         Phillips-Van Heusen Corporation
                           (Crystal Brands Division),
                        formerly the Voluntary Investment
                          Plan of Crystal Brands, Inc.

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 1996

                                                                                                                        Phillips-Van
                                                                                                             Money      Heusen Corp.
                                                       Bond       Balanced       Equity     International   Market     Common Stock
                                                       Fund         Fund          Fund           Fund        Fund          Fund
------------------------------------------------------------------------------------------------------------------------------------
Additions
Investment income :
  Interest and dividend income                       $  24,788   $ 189,867      $ 106,987     $  25,950    $  167,210    $   5,757
  Net realized and unrealized appreciation
    (depreciation) of investments (Note D)             (13,453)     32,514        259,007        69,465                    165,007
                                                   ---------------------------------------------------------------------------------
                                                        11,335     222,381        365,994        95,415       167,210      170,764

Contributions:
  Participants                                          41,336     158,763        225,647        75,823        69,992       29,643
  Employer                                                           1,290          2,579           430                    256,021
                                                   ---------------------------------------------------------------------------------

                                                        41,336     160,053        228,226        76,253        69,992      285,664
                                                   ---------------------------------------------------------------------------------
Total additions                                         52,671     382,434        594,220       171,668       237,202      456,428

Deductions
Payments to participants                                73,124     335,246        487,930       128,275     1,829,889       73,040
                                                   ---------------------------------------------------------------------------------

Total deductions                                        73,124     335,246        487,930       128,275     1,829,889       73,040
                                                   ---------------------------------------------------------------------------------


Net increase (decrease) prior to loans to
  participants and interfund transfers                 (20,453)     47,188        106,290        43,393    (1,592,687)     383,388
Loans to participants, net of repayments                 7,016      13,488         14,045         4,510          (411)       2,273
Interfund transfers (net)                              (37,731)     27,830        217,189       (76,218)      310,906       39,079
                                                   ---------------------------------------------------------------------------------

Net increase (decrease)                                (51,168)     88,506        337,524       (28,315)   (1,282,192)     424,740
Net assets available for benefits at beginning of      388,111   1,548,581      1,907,185       541,012     4,021,576      191,559
  year
                                                   =================================================================================
Net assets available for benefits at end of year     $ 336,943   $1,637,087     $2,244,709    $ 512,697    $2,739,384    $ 616,299
                                                   =================================================================================

                                                         Fixed Income Fund
                                                   -----------------------------
                                                      Regular          Tax
                                                     Investment    Deductible    Participant
                                                        Fund          Fund          Loans          Total
                                                   ----------------------------------------------------------
Additions
Investment income :
  Interest and dividend income                       $  259,588                                  $   780,147
  Net realized and unrealized appreciation
    (depreciation) of investments (Note D)                                                           512,540
                                                   ----------------------------------------------------------
                                                        259,588                                    1,292,687

Contributions:
  Participants                                                                                       601,204
  Employer                                                                                           260,320

                                                   ----------------------------------------------------------
                                                                                                     861,524
                                                   ----------------------------------------------------------
Total additions                                         259,588                                    2,154,211

Deductions
Payments to participants                                  1,176                                    2,928,680

                                                   ----------------------------------------------------------
Total deductions                                          1,176                                    2,928,680
                                                   ----------------------------------------------------------

Net increase (decrease) prior to loans to
  participants and interfund transfers                  258,412                                     (774,469)
Loans to participants, net of repayments                                          $(40,921)               --
Interfund transfers (net)                              (478,593)     $ (2,462)                            --
                                                   ----------------------------------------------------------
                                                   ----------------------------------------------------------
Net increase (decrease)                                (220,181)       (2,462)     (40,921)         (774,469)
Net assets available for benefits at beginning of     4,571,645         2,462      209,838        13,381,969
  year
                                                   ==========================================================
Net assets available for benefits at end of year     $4,351,464      $     --     $168,917       $12,607,500
                                                   ==========================================================


See notes to financial statements.

                          Associates Investment Plan of
                         Phillips-Van Heusen Corporation
                           (Crystal Brands Division),
                        formerly the Voluntary Investment
                          Plan of Crystal Brands, Inc.

                          Notes to Financial Statements

                                December 31, 1996

A. Description of the Plan

The following description of the Associates Investment Plan of Phillips-Van Heusen Corporation (Crystal Brands Division) (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Plan Amendments

On February 17, 1995, the net assets of Crystal Brands, Inc. were acquired by Phillips-Van Heusen Corporation (the "Company"). As a result of the acquisition, responsibility for administering the Voluntary Investment Plan of Crystal Brands, Inc. was assumed by the Company.

Prior to February 17, 1995, the Plan was known as the Voluntary Investment Plan of Crystal Brands, Inc. Prior to July 1, 1995, the Plan was known as the Voluntary Investment Plan of Phillips-Van Heusen Corporation (Crystal Brands Division). On July 1, 1995, the Plan changed its name to the Associates Investment Plan of Phillips-Van Heusen Corporation (Crystal Brands Division).

Effective July 1, 1995, the Plan was restructured to mirror the Phillips-Van Heusen Corporation Associates Investment Plan. As a result, the investment options previously offered under the Voluntary Investment Plan of Phillips-Van Heusen Corporation (Crystal Brands Division) were dissolved, with the exception of the Fixed Income Fund whose remaining balances represent frozen assets. All contribution, benefit payment and loan policies have been amended to mirror the policies of the Phillips-Van Heusen Corporation Associates Investment Plan.

                          Associates Investment Plan of
                         Phillips-Van Heusen Corporation
                           (Crystal Brands Division),
                        formerly the Voluntary Investment
                          Plan of Crystal Brands, Inc.

                          Notes to Financial Statements

A. Description of the Plan (continued)

General

The Plan is a defined contribution plan sponsored by the Company covering non-union associates of the Company who are employed by the former Crystal Brands Division and who have at least one year of service (1,000 hours in a year). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

Each year, participants may contribute up to 15% of pretax annual compensation, as defined by the Plan. The Company contributes 50% of the first 6% of base compensation that a participant contributes to the Plan.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. One hundred percent of the Company contributions are automatically invested in the common stock of the Company and may not thereafter be transferred until the participant has reached the age of fifty-five.

Vesting

Amounts attributable to Company contributions become vested on the participant's sixty-fifth birthday or if the participant's employment by the Company terminates by reason of the participant's death or permanent disability or the participant has completed five years of service with the Company.

                          Associates Investment Plan of
                         Phillips-Van Heusen Corporation
                           (Crystal Brands Division),
                        formerly the Voluntary Investment
                          Plan of Crystal Brands, Inc.

                          Notes to Financial Statements

A. Description of the Plan (continued)

Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions in 5% increments into any of the six investment options. A participant may contribute a maximum of 25% of employee contributions into the Phillips-Van Heusen Corporation Common Stock Fund.

      Phillips-Van Heusen Corporation Common Stock Fund--Funds are invested by the trustee in common shares of the Company. Common shares of the Company are purchased by the trustee in the open market.

      Money Market Fund--Funds are invested by the trustee in short-term obligations and money market instruments.

      Equity Fund--Funds are invested in shares of a registered investment company that invests primarily in common stock (Fidelity Growth & Income Portfolio).

      Bond Fund--Funds are invested in shares of a registered investment company that invests in corporate bonds and U.S. government securities (Fidelity Intermediate Bond Fund).

      Balanced Fund--Funds are invested in shares of a registered investment company that invests in common stocks, preferred stocks, and bond (Fidelity Puritan Fund).

      International Fund--Funds are invested in shares of a registered investment company that invests in common stocks and bonds of companies and governments outside the United States (Templeton Foreign Fund).

                          Associates Investment Plan of
                         Phillips-Van Heusen Corporation
                           (Crystal Brands Division),
                        formerly the Voluntary Investment
                          Plan of Crystal Brands, Inc.

                          Notes to Financial Statements

A. Description of the Plan (continued)

      Fixed Income Fund--The balance in this fund represents investments in interest contracts issued by Executive Life Insurance Company and Mutual Benefit Life Insurance Company which, as discussed in Note C, have been classified as non-performing at December 31, 1996 and 1995. No new uncommitted investments in interest contracts were made subsequent to June 30, 1991. Effective July 1, 1995, future contributions to this fund were prohibited. Upon release of frozen assets, funds will be transferred into the Money Market Fund where participants may elect to withdraw or transfer the funds to other investment options. Substantially all of the remaining frozen assets in the interest contracts issued by Executive Life Insurance Company were released during 1996.

Participant Loans Receivable

Participants may borrow from the Plan, with certain restrictions, using their vested account balance as collateral. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of (i) $50,000 reduced by the participant's highest outstanding loan balance during the previous twelve months or (ii) 50% of the vested value of the participant's account. Interest is fixed for the term of the loan at the prime rate as of the first business day of the month of application as published in the Wall Street Journal, plus 1%. Loan repayments are made through payroll deductions which may be specified for a term of 1 to 5 years or up to 15 years for the purchase of a primary residence.

Participants maintaining outstanding loans from the Plan as in effect prior to July 1, 1995 will continue to have their loans governed by the loan provisions of the Plan as in effect at the time of the loan. However, loan repayment deductions may be adjusted to comply with their new payroll frequency effective July 1, 1995.

Payment of Benefits

Participants entitled to final distributions generally will receive payment in the form of a lump sum amount equal to the value of their vested account.

                          Associates Investment Plan of
                         Phillips-Van Heusen Corporation
                           (Crystal Brands Division),
                        formerly the Voluntary Investment
                          Plan of Crystal Brands, Inc.

                          Notes to Financial Statements

A. Description of the Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

B. Significant Accounting Policies

The accounting records of the Plan are maintained on the accrual basis, except for payments to participants which it accounts for on the cash basis. Accordingly, the Plan's statements of net assets available for plan benefits do not reflect amounts payable to terminated, retired or other participants as a liability.

The Plan's investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. Investments in the Money Market Fund and participant loans receivable are stated at cost, which approximates fair value. Interest contracts, except those with Executive Life Insurance Company, are stated at cost plus accumulated interest. As discussed in Note C, Executive Life Insurance Company interest contracts are stated at net realizable value.

Purchases and sales of securities are reflected on a trade date basis. Substantially all administrative expenses are paid by the Company.

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

                          Associates Investment Plan of
                         Phillips-Van Heusen Corporation
                           (Crystal Brands Division),
                        formerly the Voluntary Investment
                          Plan of Crystal Brands, Inc.

                          Notes to Financial Statements

C. Non-Performing Interest Contracts

The investment alternatives of the Plan have included interest contracts with insurance companies.

On April 11, 1991, the California Department of Insurance placed Executive Life Insurance Company ("ELIC") into conservatorship and suspended all payments on interest contracts issued by ELIC. Effective March 31, 1991, allocation of interest on the Plan's ELIC interest contracts to participant accounts was suspended, and on May 1, 1991, accrual of interest on the Plan's ELIC interest contracts was suspended.

On August 13, 1993, the Los Angeles Superior Court approved a plan of rehabilitation for ELIC that became effective on September 3, 1993. Immediately prior to the effective date of the rehabilitation plan, ELIC restructured its obligations, including interest contracts, downward to approximate the value of the underlying assets. Pursuant to the plan, Aurora National Life Assurance Company ("Aurora") assumed the restructured obligations, in exchange for which it received most of ELIC's liquid assets. The remaining assets were placed into trusts managed by a board of trustees separate from Aurora. These trusts will be liquidated over a five-year period and the proceeds will be used to fund payments to investors.

Investors had two alternatives consisting of participating either (1) fully ("opt-in") or (2) partially ("opt-out") in the rehabilitation plan. After performing an extensive credit review of Aurora and a financial analysis of the two alternatives available under the plan, the Plan's Trustee made the decision to opt-out of the rehabilitation plan. The Trustee also considered the uncertainty of how the Plan's investments would be treated in a liquidation of Aurora, the ability of Aurora to fund the substantial maturation of contracts scheduled to occur in 1998, and the limited historical and prospective financial information available about Aurora.

Substantially all of the remaining frozen assets in the interest contracts issued by ELIC were released during 1996.

                          Associates Investment Plan of
                         Phillips-Van Heusen Corporation
                           (Crystal Brands Division),
                        formerly the Voluntary Investment
                          Plan of Crystal Brands, Inc.

                          Notes to Financial Statements

C. Non-Performing Interest Contracts (continued)

The Plan's investment in ELIC interest contracts was $237 and $276,523 at December 31, 1996 and 1995, respectively.

On July 16, 1991, on application of the Insurance Commissioner of the State of New Jersey, the Superior Court of New Jersey placed the Mutual Benefit Life Insurance Company ("MBLIC") into rehabilitation. Effective June 30, 1991, allocation of interest on MBLIC interest contracts to participants was suspended, and on January 1, 1992, the interest accrual rate on all MBLIC contracts was reduced to 3% in accordance with the recommendation of the Deputy Rehabilitator of MBLIC.

On November 10, 1993, the court approved a plan of rehabilitation for MBLIC. The rehabilitation plan provides investors with two alternatives consisting of either (1) participating ("opt-in") in the plan or (2) not participating ("opt-out") in the plan. Investors electing to opt-in are projected to receive 100% of their July 16, 1991 investment balance over a four-year period from December 31, 1999 to December 31, 2003. Investors electing to opt-out will receive approximately 55% of their July 16, 1991 investment balance no later than mid-1996. The Plan's interest contracts with MBLIC are not covered by state guaranty associations. For certain investments not covered by state guaranty associations, including the Plan's interest contracts, the rehabilitation provides, for those investors electing to opt-in, reinsurance by a consortium of insurance companies including the Prudential Insurance Company of America and the Metropolitan Life Insurance Company.

The Plan's Trustee elected to opt-in to the MBLIC rehabilitation plan. The Trustee made this decision after review and analysis of the rehabilitation plan and the financial strength of the reinsurers. Based on the MBLIC rehabilitation plan, including the reinsurance provision, no adjustment to the carrying values of MBLIC interest contracts has been made.

                          Associates Investment Plan of
                         Phillips-Van Heusen Corporation
                           (Crystal Brands Division),
                        formerly the Voluntary Investment
                          Plan of Crystal Brands, Inc.

                          Notes to Financial Statements

C. Non-Performing Interest Contracts (continued)

The Plan's MBLIC interest contracts were credited with interest at 5.25% for January 1, 1996 through September 30, 1996 and 9.25% for October 1, 1996 through December 31, 1996 and 3.55% for 1995.

Based on the above, interest contracts issued by ELIC and MBLIC were classified as non-performing at December 31, 1996 and 1995.

D. Assets of the Plan

Assets of the Plan are held by State Street Bank and are presented in the following table. Investments that represent 5% or more of the Plan's net assets are identified by an asterisk.

Assets of the Plan held at December 31, 1996 are as follows:

   Shares of Registered Investment Companies:
      Fidelity Intermediate Bond Fund, 33,427 shares         $      336,943
      Fidelity Puritan Fund, 94,959 shares*                       1,637,087
      Fidelity Growth & Income Portfolio, 73,046 shares*          2,244,709
      Templeton Foreign Fund, 49,488 shares                         512,697
   State Street Bank and Trust Company:
      Short Term Investment Fund, 2,727,133 shares*               2,727,133
   Phillips-Van Heusen Corporation Common Stock,
      42,873 shares                                                 616,299
   Interest Contracts:
      Executive Life Insurance Company                                  237
      Mutual Benefit Life Insurance Company*                      4,351,227
   Promissory Notes (Participant Loans)                             168,917
   Interest and dividends receivable                                 12,251
                                                           --------------------
                                                             $   12,607,500
                                                           ====================

                          Associates Investment Plan of
                         Phillips-Van Heusen Corporation
                           (Crystal Brands Division),
                        formerly the Voluntary Investment
                          Plan of Crystal Brands, Inc.

                          Notes to Financial Statements

D. Assets of the Plan (continued)

Assets of the Plan held at December 31, 1995 are as follows:

   Shares of Registered Investment Company:
      Fidelity Intermediate Bond Fund, 37,099 shares          $      386,205
      Fidelity Puritan Fund, 91,039 shares*                        1,548,581
      Fidelity Growth & Income Portfolio, 70,506 shares*           1,907,185
      Templeton Foreign Fund, 58,934 shares                          541,012
    State Street Bank and Trust Company:
      Short-Term Investment Fund, 4,142,032 shares*                4,142,032
    Phillips-Van Heusen Corporation Common Stock,
      19,334,shares                                                  190,923
    Interest contracts:
      Executive Life Insurance Company                               276,523
      Mutual Benefit Life Insurance Company*                       4,297,539
   Promissory Notes (Participant Loans)                              209,838
   Interest and dividends receivable                                  25,579
                                                           --------------------
                                                              $   13,525,417
                                                           =====================

During the years ended December 31, 1996 and 1995, the net appreciation in the fair value of Plan investments was $512,540 and $754,787, respectively, as follows:

                                                       1996          1995
                                               ---------------------------------
   Fair Value of Assets Determined by Quoted
    Market Price:
      Phillips-Van Heusen Corp. Common Stock        $   165,007   $   (27,514)
      Fidelity Intermediate Bond Fund                   (13,453)        7,810
      Fidelity Puritan Fund                              32,514        30,491
      Fidelity Growth & Income Fund                     259,007       115,611
      Templeton Foreign Fund                             69,465       (14,681)
                                               ---------------------------------
                                                        512,540       111,717
   Fair Value Estimated by Trustee:
      State Street Bank Index Fund                           --       643,070
                                               ---------------------------------
                                                    $   512,540   $   754,787
                                               =================================

                          Associates Investment Plan of
                         Phillips-Van Heusen Corporation
                           (Crystal Brands Division),
                        formerly the Voluntary Investment
                          Plan of Crystal Brands, Inc.

                          Notes to Financial Statements

E. Transactions with Parties-in-Interest

During the year ended December 31, 1996, the Plan purchased and sold 26,408 and 2,869 shares of the Company's common stock, respectively, and received $5,587 from the Company as payment of dividends on its common stock. During the year ended December 31, 1995, the Plan purchased 19,334 shares and received $191 from the Company as payment of dividends on its common stock.

F. Income Taxes

The Internal Revenue Service has ruled that the Plan qualifies under Section 401(a) of the Internal Revenue Code ("IRC") and therefore its related trust is tax-exempt under Section 501(a) of the IRC. The Plan's most recent determination letter is dated September 13, 1995. The Administrative Committee of the Plan is not aware of any course of action or series of events that have occurred that might adversely affect the qualified status of the Plan.

G. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                                           December 31,
                                                               1996
                                                       ---------------------

  Net assets available for plan benefits
   per the financial statements                           $   12,607,500
  Amounts allocated to withdrawn participants
   at December 31, 1996                                         (255,497)
                                                       ---------------------
  Net assets available for plan benefits
   per the Form 5500                                      $   12,352,003
                                                       =====================

                          Associates Investment Plan of
                         Phillips-Van Heusen Corporation
                           (Crystal Brands Division),
                        formerly the Voluntary Investment
                          Plan of Crystal Brands, Inc.

                          Notes to Financial Statements

G. Differences Between Financial Statements and Form 5500 (continued)

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                           Year ended
                                                          December 31,
                                                              1996
                                                       -------------------

    Benefits paid to participants per the
     financial statements                                 $   2,928,680
    Add: Amounts allocated to withdrawn
     participants at December 31, 1996                          255,497
    Less: Amounts allocated to withdrawn
     participants at December 31, 1995                         (703,948)
                                                       -------------------
    Benefits paid to participants per the
     Form 5500                                            $   2,480,229
                                                       ===================

Amounts allocated to withdrawn participants on the Form 5500 represent benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

                             Supplemental Schedules

                          Associates Investment Plan of
                         Phillips-Van Heusen Corporation
                           (Crystal Brands Division),
                        formerly the Voluntary Investment
                          Plan of Crystal Brands, Inc.

                       Assets Held for Investment Purposes

                                December 31, 1996

          Identity of Issuer                     Description           Cost        Market Value
--------------------------------------------------------------------------------------------------
State Street Bank and Trust Company:
   Short Term Investment Fund                2,727,133 shares    $   2,727,133    $   2,727,133
   Fidelity Intermediate Bond Fund              33,427 shares          340,845          336,943
   Fidelity Puritan Fund                        94,959 shares        1,581,339        1,637,087
   Fidelity Growth & Income Portfolio           73,046 shares        1,895,037        2,244,709
   Templeton Foreign Fund                       49,488 shares          468,779          512,697
   Phillips-Van Heusen Corporation
     Common Stock                               42,873 shares          482,598          616,299
   Executive Life Insurance Company        Interest Contracts*             237              237
   Mutual Benefit Life Insurance Company   Interest Contracts*       4,351,227        4,351,227
   Promissory Notes                         Participant loans          168,917          168,917
                                                               -----------------------------------
                                                                 $  12,016,112    $  12,595,249
                                                               ===================================

* Maturity dates and interest rates are subject to statutory conservatorship rules. See Note C for further information.

                          Associates Investment Plan of
                         Phillips-Van Heusen Corporation
                           (Crystal Brands Division),
                        formerly the Voluntary Investment
                          Plan of Crystal Brands, Inc.

                             Reportable Transactions

                          Year ended December 31, 1996

                                                                                  Purchase     Selling      Cost of
           Party Involved                              Description                 Price        Price      Asset Sold
-----------------------------------------------------------------------------------------------------------------------
Category (i)--Individual transactions in excess of 5% of plan assets:

State Street Bank and Trust Co.   Interest contracts with Mutual Benefit Life
                                    Insurance Co.                                            $  864,293   $  864,293
State Street Bank and Trust Co.   Interest contracts with Mutual Benefit Life
                                    Insurance Co.                                             1,072,036    1,072,036
State Street Bank and Trust Co.   Interest contracts with Mutual Benefit Life
                                    Insurance Co.                                             1,203,761    1,203,761
State Street Bank and Trust Co.   Interest contracts with Mutual Benefit Life
                                    Insurance Co.                                             1,157,450    1,157,450
State Street Bank and Trust Co.   Interest contracts with Mutual Benefit Life
                                    Insurance Co.                               $  864,293
State Street Bank and Trust Co.   Interest contracts with Mutual Benefit Life
                                    Insurance Co.                                1,072,036
State Street Bank and Trust Co.   Interest contracts with Mutual Benefit Life
                                    Insurance Co.                                1,157,450
State Street Bank and Trust Co.   Interest contracts with Mutual Benefit Life
                                    Insurance Co.                                1,203,761

                                                                                  Net Gain       Number of
           Party Involved                              Description                or (Loss)     Transactions
---------------------------------------------------------------------------------------------------------------
Category (i)--Individual transactions in excess of 5% of plan assets:

State Street Bank and Trust Co.   Interest contracts with Mutual Benefit Life
                                    Insurance Co.                                                       1
State Street Bank and Trust Co.   Interest contracts with Mutual Benefit Life
                                    Insurance Co.                                                       1
State Street Bank and Trust Co.   Interest contracts with Mutual Benefit Life
                                    Insurance Co.                                                       1
State Street Bank and Trust Co.   Interest contracts with Mutual Benefit Life
                                    Insurance Co.                                                       1
State Street Bank and Trust Co.   Interest contracts with Mutual Benefit Life
                                    Insurance Co.                                                       1
State Street Bank and Trust Co.   Interest contracts with Mutual Benefit Life
                                    Insurance Co.                                                       1
State Street Bank and Trust Co.   Interest contracts with Mutual Benefit Life
                                    Insurance Co.                                                       1
State Street Bank and Trust Co.   Interest contracts with Mutual Benefit Life
                                    Insurance Co.                                                       1


                          Associates Investment Plan of
                         Phillips-Van Heusen Corporation
                           (Crystal Brands Division),
                        formerly the Voluntary Investment
                          Plan of Crystal Brands, Inc.

                       Reportable Transactions (continued)

                          Year ended December 31, 1996

                                                                                 Purchase    Selling      Cost of
           Party Involved                              Description                Price       Price      Asset Sold
-----------------------------------------------------------------------------------------------------------------------
Category (iii)--Series of transactions in excess of 5% of plan assets:

State Street Bank and Trust Co.   Short-Term Investment Fund                   $  852,023  $2,266,922  $2,266,922
State Street Bank and Trust Co.   Interest contracts with Mutual Benefit Life
                                    Insurance Company                           4,580,676   4,526,988   4,526,988

                                                                                  Net Gain       Number of
           Party Involved                              Description                or (Loss)     Transactions
---------------------------------------------------------------------------------------------------------------
Category (iii)--Series of transactions in excess of 5% of plan assets:

State Street Bank and Trust Co.   Short-Term Investment Fund                                            54
State Street Bank and Trust Co.   Interest contracts with Mutual Benefit Life
                                    Insurance Company                                                   33

There are no category (ii) or (iv) reportable transactions for the year ended December 31, 1996.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    PHILLIPS-VAN HEUSEN CORPORATION
                                    (CRYSTAL BRANDS DIVISION)
                                    ASSOCIATES INVESTMENT PLAN


Date: June 24, 1997                 By    /s/ Pamela N. Hootkin
                                      ---------------------------------------
                                          Pamela N. Hootkin, Member of
                                          Administrative Committee